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Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Corpus Christi Bancshares, Inc.

On October 10, 2002, Texas Regional Bancshares, Inc. issued a press release announcing that Texas Regional and Corpus Christi Bancshares had entered into a definitive agreement for Texas Regional to acquire through merger Corpus Christi Bancshares. The text of the press release follows:

FOR IMMEDIATE RELEASE
October 10, 2002

Texas Regional Bancshares, Inc. To Acquire Corpus Christi Bancshares, Inc.

        MCALLEN, TEXAS—Texas Regional Bancshares, Inc. ("Texas Regional") (NASDAQ: TRBS) today announced the completion of a definitive agreement for Texas Regional to acquire through merger Corpus Christi Bancshares, Inc. ("Corpus Christi Bancshares"). Corpus Christi Bancshares is the privately held bank holding company for The First State Bank of Bishop ("First State Bank"), located at 203 East Main Street, Bishop, Texas with one additional banking location in Corpus Christi, Texas. As of June 30, 2002, Corpus Christi Bancshares had total assets of $35.4 million, loans of $21.2 million, deposits of $30.9 million and shareholders' equity of $2.7 million.

        The definitive agreement calls for the exchange of 37,146 shares of Texas Regional common stock for all of the outstanding shares of Corpus Christi Bancshares not presently owned by Texas Regional in a transaction to be accounted for under the purchase method of accounting. The number of shares is subject to adjustment under certain circumstances, as described in the definitive agreement. The proposed merger is subject to customary closing conditions, including receipt of all requisite regulatory approvals and the approval of Corpus Christi Bancshares shareholders. The Boards of Directors of both Texas Regional and Corpus Christi Bancshares have approved the proposed merger and Corpus Christi Bancshares has delivered proxies in favor of the proposed merger transaction representing at least 36% of the shares of Corpus Christi Bancshares. Texas Regional presently owns approximately 32% of the shares of Corpus Christi Bancshares.

        "We have been looking for opportunities to expand into the Coastal Bend area for some time and we are pleased that Corpus Christi Bancshares chose to ally with the Texas Regional team," remarked Glen E. Roney, Chairman of Texas Regional. "First State Bank customers will experience personal banking with greater convenience and access to a broader array of products and services."

        "Our customers will receive more sophisticated banking services from a strong and community focused bank," said Bernard A. Paulson, Chairman of the Board of Corpus Christi Bancshares. "Our shareholders will also receive a marketable equity interest in an excellent financial institution with attractive growth opportunities."

        The transaction, which is expected to close early during the first quarter of 2003, would add full-service banking locations in the communities of Bishop and Corpus Christi to the locations presently served by Texas Regional in the Rio Grande Valley and metropolitan Houston.

        As previously announced, Texas Regional completed a definitive agreement to acquire San Juan Bancshares, Inc. ("SJBI"). Texas Regional expects the transaction to close during the fourth quarter of 2002. SJBI is the privately held bank holding company for Texas Country Bank, located at 235 West 5thStreet, San Juan, Texas with one additional banking location in Progreso, Texas. As of June 30, 2002, San Juan had total assets of $49.6 million, loans of $24.0 million, deposits of $44.2 million and shareholders' equity of $4.6 million. The definitive agreement calls for the exchange of 150,012 shares of Texas Regional, subject to adjustment under specified conditions, for all of the outstanding shares of SJBI. The transaction is subject to approval by the appropriate regulatory authorities and other customary closing conditions.

        Texas Regional is a McAllen-based bank holding company whose stock trades on The Nasdaq Stock Market® under the symbol TRBS. Texas State Bank, its wholly owned subsidiary, conducts a commercial banking business through 27 full-service banking offices, including 26 in the Rio Grande Valley of Texas and 1 in metropolitan Houston.

TRANSACTION RATIONALE

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  Expansion opportunity into new municipalities in Texas Regional's primary market in south Texas.

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  Offers a wider range of services to customers of First State Bank.

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  Attractive core deposit franchise.

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  Financially attractive.

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  Capitalizes on proven merger integration skills. Texas Regional has provided smooth transitions for customers while delivering strong asset and revenue growth from previously merged franchises.

Additional Information and Where to Find It

        Texas Regional intends to file with the Securities Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction, and Texas Regional and Corpus Christi Bancshares intend to mail a proxy statement/prospectus to the Corpus Christi Bancshares stockholders in connection with the transaction. Investors and security holders of Texas Regional and Corpus Christi Bancshares are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Texas Regional, Corpus Christi Bancshares and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at (http://www.sec.gov). A free copy of the proxy statement/prospectus may also be obtained (when it is available) from Texas Regional or Corpus Christi Bancshares. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Corpus Christi Bancshares in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Corpus Christi Bancshares's officers and directors, in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Corpus Christi Bancshares in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available for free at the SEC's web site (http://www.sec.gov). A free copy of these reports, statements and other information may also be obtained from Texas Regional.

        Information concerning Texas Regional's products and services and additional financial, statistical and business-related information are available on Texas Regional's website at http://www.texasstatebank.com/TRBS/financials.html. This release and other information available on Texas Regional's website can also be obtained by calling R. T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

        This document and information on Texas Regional's website may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the merger with Corpus Christi Bancshares), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information, please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's website (http://www.sec.gov).

        CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.

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Texas Regional Bancshares, Inc. To Acquire Corpus Christi Bancshares, Inc.
TRANSACTION RATIONALE
Additional Information and Where to Find It